                                                            PAGE 1 OF ____ PAGES


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                            TITAN INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   88830M 10 2
                       ----------------------------------
                                 (CUSIP Number)

                 ROBERT G. ROBISON, ESQ. MORGAN, LEWIS & BOCKIUS
                    101 PARK AVENUE, NEW YORK, NEW YORK 10178
                                 (212) 309-6126

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 AUGUST 1, 2000
--------------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     The Exhibit Index is located on page [ ].

                                                            PAGE 2 OF ____ PAGES


                                  SCHEDULE 13D


CUSIP NO. 88830M 10 2
---------------------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          CITICORP VENTURE CAPITAL, LTD.
-------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a) / /
                                                                                                  (b) / /
-------------------------------------------------------------------------------------------
3     SEC USE ONLY

4     SOURCE OF FUNDS*
        WC
-------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (e) / /
-------------------------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW YORK
-------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF
                  -------------------------------------------------------------------------
   SHARES
                  8   SHARED VOTING POWER
 BENEFICIALLY
                  -------------------------------------------------------------------------

   OWNED BY
                  9   SOLE DISPOSITIVE POWER
     EACH
                  -------------------------------------------------------------------------
  REPORTING
                  10  SHARED DISPOSITIVE POWER
 PERSON WITH
                             3,315,852 SHARES OF COMMON STOCK**
                  -------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       3,315,852 SHARES OF COMMON STOCK**
-------------------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          / /

-------------------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                16%
-------------------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
          CO
-------------------------------------------------------------------------------------------






*     SEE INSTRUCTIONS BEFORE FILLING OUT!

**    INCLUDES 3,315,852 SHARES OF COMMON STOCK OWNED BY AN AFFILIATE OF MASCOTECH, INC. TO BE
      ACQUIRED BY CITICORP VENTURE CAPITAL, LTD. ("CVC") OR ITS AFFILIATE PURSUANT TO A STOCK PURCHASE
      AGREEMENT, DATED AS OF AUGUST 1, 2000, BETWEEN MASCOTECH, INC. AND CVC, FOR WHICH SHARES CVC
      DISCLAIMS BENEFICIAL OWNERSHIP. EXCLUDES 2,031,112 SHARES OF COMMON STOCK OWNED BY 399 VENTURE
      PARTNERS, INC., AN AFFILIATE OF CVC, FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP.

                                                            PAGE 3 OF ____ PAGES


                                  SCHEDULE 13D


CUSIP NO. 88830M 10 2
---------------------



1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         399 VENTURE PARTNERS, INC.
-------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a) / /
                                                                                                  (b) / /
------------------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
               NOT APPLICABLE

------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)          / /

------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF
                  -------------------------------------------------------------------------
   SHARES
                  8   SHARED VOTING POWER
 BENEFICIALLY               2,031,112 SHARES OF COMMON STOCK**
                  -------------------------------------------------------------------------
   OWNED BY
                  9   SOLE DISPOSITIVE POWER
     EACH
                  -------------------------------------------------------------------------
  REPORTING
                  10  SHARED DISPOSITIVE POWER
 PERSON WITH
                             2,031,112 SHARES OF COMMON STOCK**
                  -------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,031,1112 SHARES OF COMMON STOCK**
-------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          /X/

-------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                9.8%
-------------------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------------------


**    EXCLUDES 3,315,852 SHARES OF COMMON STOCK OWNED BY AN AFFILIATE OF MASCOTECH, INC. TO BE
      ACQUIRED BY CITICORP VENTURE CAPITAL, LTD. ("CVC") (AN AFFILIATE OF 399 VENTURE PARTNERS, INC.) OR
      ITS AFFILIATE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, BETWEEN
      MASCOTECH, INC. AND CVC, FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP.

                                                            PAGE 4 OF ____ PAGES


                                  SCHEDULE 13D



CUSIP NO. 88830M 10 2
---------------------




1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITIBANK, N.A.
------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a) / /
                                                                                                  (b) / /
------------------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
               NOT APPLICABLE

------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)           / /

------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED States

------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF
                  ------------------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER
 BENEFICIALLY               2,031,112 SHARES OF COMMON STOCK
                  ------------------------------------------------------------------------
   OWNED BY       9   SOLE DISPOSITIVE POWER
     EACH
                  ------------------------------------------------------------------------
  REPORTING       10  SHARED DISPOSITIVE POWER
 PERSON WITH                 5,346,964 SHARES OF COMMON STOCK**
                  ------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,346,964 SHARES OF COMMON STOCK**
------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            / /

------------------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                              25.8%
------------------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
             BK
------------------------------------------------------------------------------------------




*     SEE INSTRUCTIONS BEFORE FILLING OUT!

**    INCLUDES 3,315,852 SHARES OF COMMON STOCK OWNED BY AN AFFILIATE OF MASCOTECH, INC. TO BE
      ACQUIRED BY CITICORP VENTURE CAPITAL, LTD. ("CVC") OR ITS AFFILIATE PURSUANT TO A STOCK PURCHASE
      AGREEMENT, DATED AS OF AUGUST 1, 2000, BETWEEN MASCOTECH, INC. AND CVC, FOR WHICH SHARES CVC
      DISCLAIMS BENEFICIAL OWNERSHIP.

                                                            PAGE 5 OF ____ PAGES


                                  SCHEDULE 13D


CUSIP NO. 88830M 10 2
---------------------



1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CITICORP
------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a) / /
                                                                                                  (b) / /
------------------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS* NOT APPLICABLE

------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)           / /

------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF
                  ------------------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER

 BENEFICIALLY               2,031,112 SHARES OF COMMON STOCK**
                  ------------------------------------------------------------------------
   OWNED BY       9   SOLE DISPOSITIVE POWER

     EACH         ------------------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
  REPORTING
                             5,346,964 SHARES OF COMMON STOCK***
 PERSON WITH
                  ------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,346,964 SHARES OF COMMON STOCK**
------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            / /

------------------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           25.8%
-------------------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
            HC
-------------------------------------------------------------------------------------------



*     SEE INSTRUCTIONS BEFORE FILLING OUT!

**    INCLUDES 3,315,852 SHARES OF COMMON STOCK OWNED BY AN AFFILIATE OF MASCOTECH, INC. TO BE
      ACQUIRED BY CITICORP VENTURE CAPITAL, LTD. ("CVC") OR ITS AFFILIATE PURSUANT TO A STOCK PURCHASE
      AGREEMENT, DATED AS OF AUGUST 1, 2000, BETWEEN MASCOTECH, INC. AND CVC, FOR WHICH SHARES CVC
      DISCLAIMS BENEFICIAL OWNERSHIP.

                                                            PAGE 6 OF ____ PAGES


                                  SCHEDULE 13D


CUSIP NO. 88830M 10 2
---------------------



1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITIGROUP HOLDINGS COMPANY
-------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a) / /
                                                                                                  (b) / /
------------------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS* NOT APPLICABLE

------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)           / /

------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF
                  ------------------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER

 BENEFICIALLY               2,031,112 SHARES OF COMMON STOCK
                  ------------------------------------------------------------------------
  OWNED BY        9   SOLE DISPOSITIVE POWER

    EACH          ------------------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
  REPORTING
                             5,346,964 SHARES OF COMMON STOCK**
 PERSON WITH      ------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       5,346,964 SHARES OF COMMON STOCK**
------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            / /

------------------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                              25.8%
------------------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
            HC
------------------------------------------------------------------------------------------




*     SEE INSTRUCTIONS BEFORE FILLING OUT!

**    INCLUDES 3,315,852 SHARES OF COMMON STOCK OWNED BY AN AFFILIATE OF MASCOTECH, INC. TO BE
      ACQUIRED BY CITICORP VENTURE CAPITAL, LTD. ("CVC") OR ITS AFFILIATE PURSUANT TO A STOCK PURCHASE
      AGREEMENT, DATED AS OF AUGUST 1, 2000, BETWEEN MASCOTECH, INC. AND CVC, FOR WHICH SHARES CVC
      DISCLAIMS BENEFICIAL OWNERSHIP.

                                                            PAGE 7 OF ____ PAGES

                                  SCHEDULE 13D


CUSIP NO. 88830M 10 2
---------------------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITIGROUP INC.
-------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a) / /
                                                                                                  (b) / /
------------------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
              NOT APPLICABLE

------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)           / /

------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF
                  ------------------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER

 BENEFICIALLY               2,044,484 SHARES OF COMMON STOCK
                  ------------------------------------------------------------------------
   OWNED BY       9   SOLE DISPOSITIVE POWER

     EACH         ------------------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
  REPORTING
                            5,360,336 SHARES OF COMMON STOCK**
 PERSON WITH      ------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,360,336 SHARES OF COMMON STOCK**
------------------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            / /

------------------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            25.9%
------------------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
            HC
------------------------------------------------------------------------------------------




*     SEE INSTRUCTIONS BEFORE FILLING OUT!

**    INCLUDES 3,315,852 SHARES OF COMMON STOCK OWNED BY AN AFFILIATE OF MASCOTECH, INC. TO
      BE ACQUIRED BY CITICORP VENTURE CAPITAL, LTD. ("CVC") OR ITS AFFILIATE PURSUANT TO A
      STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, BETWEEN MASCOTECH, INC. AND CVC,
      FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP. INCLUDES 13,372 SHARES OF COMMON
      STOCK BENEFICIALLY OWNED BY SUBSIDIARIES OF CITIGROUP INC. OTHER THAN CVC AND
      399 VENTURE PARTNERS, INC.

                                                            PAGE 8 OF ____ PAGES


ITEM 1.  SECURITY AND ISSUER.


         This Statement on Schedule 13D relates to the Common Stock, no par value per share ("Common Stock"), of Titan International, Inc., a Delaware corporation (the "Company").

         The principal executive offices of the Company are located at 2701 Spruce Street, Quincy, Illinois 62301.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Statement on Schedule 13D is being filed by each of the following persons pursuant to Rule 13(d)-(1)(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities and Exchange Act of 1934 (the "Act"): (i) Citicorp Venture Capital, Ltd., a New York corporation ("CVC"), by virtue of its direct beneficial ownership of Common Stock, (ii) 399 Venture Partners, Inc., a Delaware corporation ("399"), by virtue of its direct beneficial ownership of Common Stock, (iii) Citibank, N.A., a national banking association ("Citibank"), by virtue of its ownership of all of the outstanding common stock of each of CVC and 399, (iv) Citicorp, a Delaware corporation ("Citicorp"), by virtue of its ownership of all of the outstanding common stock of Citibank, (v) Citigroup Holdings Company, a Delaware corporation ("Citigroup Holdings"), by virtue of its ownership of all of the outstanding common stock of Citicorp, and (vi) Citigroup Inc., a Delaware corporation, by virtue of its ownership of all of the outstanding common stock of Citigroup Holdings (collectively, the "Reporting Persons").

         Attached as Schedule A is information concerning each executive officer and director of each of CVC, 399 and Citigroup, which is ultimately in control of each of CVC and 399. Schedule A is incorporated into and made a part of this Statement on Schedule 13D.

         (b) The address of the principal business and principal office of each of CVC, 399, Citibank and Citicorp is 399 Park Avenue, New York, New York 10043. The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899. The address of the principal business and principal office of Citigroup is 153 East 53rd Street, New York, New York 10043.

         (c) CVC's principal business is investing in leveraged buy-outs. 399's principal business is providing debt and equity financing to businesses in the United States. Citibank is engaged in the business of banking. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers world-wide.

                                                            PAGE 9 OF ____ PAGES


         (d) During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows.

         (f) Citibank is a national banking association. CVC is a New York corporation. Each of 399, Citicorp, Citicorp Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Statement on Schedule 13D are citizens of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 12, 1993, pursuant to the terms of an Exchange Agreement, dated as of September 20, 1993, by and among the Company, Dyneer Corporation, a Delaware corporation ("Dyneer"), 399 and the other holders of Dyneer's common stock (the "Exchange Agreement"), each holder of Dyneer common stock exchanged such shares of Dyneer common stock for 12.3126 shares of the Company's Common Stock (rounded down to the nearest whole share), subject to adjustment. Pursuant to the Exchange Agreement, 399 acquired 778,538 shares of Common Stock in exchange for 63,489 shares of common stock of Dyneer. Dyneer was a privately-held corporation owned by 399 and a number of other investors. An affiliate of 399 acquired the shares in Dyneer in 1986 at a price of $10 per share. The source of such funds was internal capital. A copy of the Exchange Agreement was filed by the Company with the Securities and Exchange Commission on September 22, 1993 as an exhibit to the Company's Registration Statement on Form S-4 (Registration No. 33-69288).

         In addition, the Company, 399 and Harris Trust and Savings Bank, as escrow agent, entered into an Escrow Agreement, dated as of November 12, 1993, pursuant to which 399 deposited 48,951 shares of Common Stock with the escrow agent. On January 19, 1994, 399 received 30,670 of the shares related to the Escrow Agreement.

         On February 22, 1995, 399 received 142,460 shares of Common Stock in connection with a settlement with Dyneer. On March 15, 1995 and September 1, 1995, the Company declared 3 for 2 stock split which resulted in 399 receiving an additional 451,358 and 677,037 shares of Common Stock, respectively, for each stock split.

         Pursuant to a letter agreement dated as of November 12, 1993, by and among the Company and 399 (the "Letter Agreement"), 399 was granted certain registration rights with respect to its shares of Common Stock.

                                                           PAGE 10 OF ____ PAGES


         CVC has entered into a Stock Purchase Agreement, dated as of August 1, 2000 (the "Stock Purchase Agreement"), with MascoTech, Inc., a Delaware corporation ("MascoTech"), pursuant to which CVC or its affiliate will acquire shares or equity interests in and debt of up to seven companies currently owned by MascoTech or its wholly-owned subsidiaries for $125 million. Included in the shares to be acquired are 3,315,852 shares of Common Stock (the "Shares") owned by MascoTech, Inc. or its wholly-owned subsidiaries. The closing of this purchase is conditioned on, among other things, CVC and MascoTech obtaining all necessary governmental approvals and the closing under the Recapitalization Agreement, dated as of August 1, 2000 (the "Recapitalization Agreement"), between MascoTech and Riverside Company LLC, a limited liability company organized under the laws of Delaware. CVC shall not have any right or obligation to acquire the Shares if the closing under the Recapitalization Agreement does not occur. In addition, certain shares may not be acquired by CVC if third parties exercise rights-of-first refusal or refuse to consent to the transfer of such shares. If either event occurs, there will be an appropriate adjustment to the aggregate purchase price. The source of funds to purchase the Shares will be internal working capital.

         The foregoing summary of certain provisions of the Stock Purchase Agreement is qualified in its entirety by the complete text of such Stock Purchase Agreement which is attached as Exhibit B hereto and incorporated herein by this reference.


ITEM 4.  PURPOSE OF TRANSACTION.

         Except as described in this Statement on Schedule 13D, CVC is acquiring the Shares for investment purposes. 399 acquired its shares of Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), either of CVC or 399 may from time to time purchase additional securities of the Company or dispose of all or a portion of its investment in the Company, including, but not limited to, to certain of their respective officers, employees or affiliates. CVC may transfer some of the Shares to certain of its officers and employees.

         The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by MascoTech, except to the extent that the Reporting Persons are deemed to have beneficial ownership pursuant to the Stock Purchase Agreement.

         Except as described in this Statement on Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Statement on Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing

                                                           PAGE 11 OF ____ PAGES

vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) By the terms of the Stock Purchase Agreement, CVC or its affiliate will acquire 3,315,852 shares of Common Stock. These shares represent 16% of all shares of Common Stock outstanding. CVC disclaims beneficial ownership of these shares. As of the date of this filing, Citigroup indirectly beneficially owns 2,044,484 shares of Common Stock which represent 9.9% of all shares of Common Stock outstanding, including 2,031,112 shares of Common Stock directly beneficially owned by 399 and 13,372 shares of Common Stock directly beneficially owned by other subsidiaries of Citigroup. Percentages are based on the number of shares of Common Stock issued and outstanding as of April 28, 2000 as reported in the Company's recent 10-Q.

         (b) 399, Citibank, Citicorp, Citigroup Holdings and Citigroup may be deemed to share the voting and dispositive power of the 2,031,112 shares of Common Stock owned by 399 by virtue of, and this form is being filed by Citibank, Citicorp, Citigroup Holdings and Citigroup solely because of, Citibank's 100% ownership interest in CVC, Citicorp's 100% ownership interest in Citibank, Citigroup Holding's 100% ownership interest in Citicorp and Citigroup's 100% interest in Citigroup Holdings. Citigroup may be deemed to share the voting and dispositive power of the 13,372 shares of Common Stock owned by other subisidiaries of Citigroup.

         (c) Except for the transactions contemplated by the Stock Purchase Agreement as described in Item 3, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Statement on Schedule 13D, has effected a transaction in shares of Class A Common Stock during the past 60 days.

         (d) No person other than 399 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by 399.

         (e)    Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Except as set forth in Items 3 and 4, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to

                                                           PAGE 12 OF ____ PAGES

any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.A   --   Joint Filing Agreement among Citicorp Venture
                             Capital, Ltd., 399 Venture Partners, Inc.,
                             Citibank, N.A., Citicorp, Citigroup Holdings
                             Company and Citigroup Inc.

         Exhibit 99.B   --   Stock Purchase Agreement, dated as of August 1,
                             2000, by and between MascoTech, Inc. and Citicorp
                             Venture Capital, Ltd.

                                                         PAGE ____ OF ____ PAGES


                                    SIGNATURE


        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:  August 10, 2000

                                    CITICORP VENTURE CAPITAL, LTD.


                                    By: /s/ Michael Bradley
                                        -------------------
                                        Name:  Michael Bradley
                                        Title: Vice President

                                    399 VENTURE PARTNERS, INC.


                                    By: /s/ Michael Bradley
                                        -------------------
                                        Name:  Michael Bradley
                                        Title: Vice President


                                    CITIBANK, N.A.


                                    By: /s/ Joseph B. Wollard
                                        ---------------------
                                        Name:  Joseph B. Wollard
                                        Title: Assistant Secretary


                                    CITICORP


                                    By: /s/ Joseph B. Wollard
                                        ---------------------
                                        Name:  Joseph B. Wollard
                                        Title: Assistant Secretary

                                                         PAGE ____ OF ____ PAGES


                                    CITIGROUP HOLDINGS COMPANY


                                    By: /s/ Kenneth Cohen
                                        ---------------------
                                        Name:  Kenneth Cohen
                                        Title: Assistant Secretary


                                    CITIGROUP INC.


                                    By: /s/ Joseph B. Wollard
                                        ---------------------
                                        Name:  Joseph B. Wollard
                                        Title: Assistant Secretary

                                                            PAGE 15 OF ___ PAGES

                                                                      SCHEDULE A

                         CITICORP VENTURE PARTNERS, INC.


DIRECTORS
---------
William T. Comfort
Michael A. Delaney
Thomas F. McWilliams
Paul C. Schorr
David F. Thomas
Ann Goodbody
Mary Lynn Putney


OFFICERS                              TITLE
--------                              -----

William T. Comfort                    Senior Vice President
Byron L. Knief                        Vice President
Michael T. Bradley                    Vice President
Charles E. Corpening                  Vice President
Michael A. Delaney                    Vice President*
Ian D. Highet                         Vice President
David Y. Howe                         Vice President
Richard E. Mayberry                   Vice President
Thomas F. McWilliams                  Vice President
M. Saleem Muqaddam                    Vice President
Paul C. Schorr                        Vice President*
Joseph M. Silvestri                   Vice President
David F. Thomas                       Vice President
James A. Urry                         Vice President
John D. Weber                         Vice President
Lauren M. Connelly                    Vice President & Secretary
Michael S. Gollner                    Vice President
Anthony P. Mirra                      Vice President & Assistant Secretary
Darryl A. Johnson                     Assistant Vice President







All of the above officers are appointed to their respective offices subject to any necessary approval by the Small Business Administration.

*  Denotes the functional title of Managing Director

                                                           PAGE 16 OF ____ PAGES

                                                                      SCHEDULE A

                           399 VENTURE PARTNERS, INC.


DIRECTORS
---------

William T. Comfort
Michael A. Delaney
Thomas F. McWilliams
Paul C. Schorr
David F. Thomas
Ann Goodbody
Mary Lynn Putney


OFFICERS                              TITLE
--------                              -----

William T. Comfort                    Chairman
David F. Thomas                       President*
Byron L. Knief                        Vice President
Michael T. Bradley                    Vice President
Charles E. Corpening                  Vice President
Michael A. Delaney                    Vice President*
Ian D. Highet                         Vice President
David Y. Howe                         Vice President
Richard E. Mayberry                   Vice President
Thomas F. McWilliams                  Vice President
M. Saleem Muqaddam                    Vice President
Paul C. Schorr                        Vice President*
Joseph M. Silvestri                   Vice President
James A. Urry                         Vice President
John D. Weber                         Vice President
Michael S. Gollner                    Vice President
Lauren M. Connelly                    Vice President & Secretary
Anthony P. Mirra                      Vice President & Assistant Secretary
Darryl A. Johnson                     Assistant Vice President




*  Denotes the functional title of Managing Director.

                                                           PAGE 17 OF ____ PAGES


                                                                      SCHEDULE A

                                 CITIGROUP INC.


OFFICERS                   TITLE
--------                   -----

C. Michael Armstrong       Director
Alain J.P. Belda           Director (Brazil)
Kenneth J. Bialkin         Director
Kenneth T. Derr            Director
John M. Deutch             Director
The Honorable
 Gerald R. Ford            Director
Ann Dribble Jordan         Director
Robert I. Lipp             Director and Executive Officer
Reuben Mark                Director
Michael T. Masin           Director
Dudley C. Mecum            Director
Richard D. Parsons         Director
Andrall E. Pearson         Director
Robert E. Rubin            Director and Executive Officer
Franklin A. Thomas         Director
Sanford I. Weill           Director and Executive Officer
Arthur Zankel              Director
Winifred F.W. Bischoff     Executive Officer (United Kingdom)
Michael A. Carpenter       Executive Officer
Paul J. Collins            Executive Officer
Michael D'Ambrose          Executive Officer
Jay S. Fishman             Executive Officer
Michael B.G. Froman        Executive Officer
Thomas Wade Jones          Executive Officer
Marjorie Magner            Executive Officer
Deryck C. Maughan          Executive Officer (United Kingdom)
Victor J. Menezes          Executive Officer (India)
Charles O. Prince, III     Executive Officer
William R. Rhodes          Executive Officer
Petros Sabatacakis         Executive Officer
Todd S. Thomson            Executive Officer
Thomas Trainer             Executive Officer
Marc P. Weill              Executive Officer
Robert B. Willumstad       Executive Officer
Barbara A. Yastine         Executive Officer

                                                            PAGE 18 OF ___ PAGES


                                  EXHIBIT INDEX


                                                                     Sequential
        Exhibit No.                                               Numbered Page
        -----------                                               -------------

        Exhibit 99.A   --   Joint Filing Agreement among Citicorp Venture
                            Capital, Ltd., 399 Venture Partners, Inc., Citibank,
                            N.A., Citicorp, Citigroup Holdings Company and
                            Citigroup.

        Exhibit 99.B   --   Stock Purchase Agreement, dated as of August 1,
                            2000, by and between MascoTech, Inc. and Citicorp
                            Venture Capital, Ltd.